Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 6, 2007

Relating to Preliminary Prospectus dated July 20, 2007

Registration No. 333-142171

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated July 20, 2007 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-142171) relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus. We have also filed Amendment No. 6 to the Registration Statement (“Amendment No. 6”) to update certain disclosures contained in the Preliminary Prospectus, which are summarized in this issuer free writing prospectus. Amendment No. 6 can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/937556/000119312507171268/ds1a.htm

The following risk factor was revised to include new information regarding a voluntary recall that we initiated on July 31, 2007.

RISK FACTORS

Risks Related to Our Business

Our products are subject to reporting requirements and may be subject to recalls, which could be expensive, damage our reputation and result in a diversion of management resources.

After a device is placed on the market, numerous regulatory requirements apply, including medical device reporting regulations that require us to report to the FDA or similar governmental bodies in other countries if our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. The FDA and similar governmental bodies in other countries have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of manufacturing or labeling errors or design defects. Any voluntary or government mandated recall may divert management attention and financial resources and harm our reputation with customers. Any recall involving one of our products could also harm the reputation of the product and us and would be particularly harmful to our business and financial results.

We may recall our products, either voluntarily or involuntarily, if any prove or are perceived to be defective. Much of our growth may come from the introduction and sale of new products, which may result in a greater frequency of recalls. From our inception through June 30, 2007, we initiated three voluntary recalls of our products, none of which was material.

On July 31, 2007, we determined to initiate a voluntary recall of our Rad-9 pulse oximeter, a standalone bedside pulse oximeter product, sales of which represented less than 0.6% and 0.4% of our product revenue in 2006 and the first fiscal quarter of 2007, respectively. In accordance with its original design and similar to other pulse oximeter devices, the Rad-9 gives a visual alarm if there is a sensor fault; under other circumstances, the Rad-9 gives both a visual and audio alarm. In late 2006, we sent notice to owners of the Rad-9 that a free upgrade was available to add an audio alarm to the Rad-9 when a sensor fault is detected. We have now determined to voluntarily recall the Rad-9 to implement this upgrade. We do not believe that a non-upgraded Rad-9 poses a significant risk to health. We decided to voluntarily recall the Rad-9 because we believe it has the possibility of improving the care of patients. This decision follows a customer report that an elderly patient, who may have damaged her pulse oximeter sensor, had died after removing her tracheostomy tube. Based on what is currently known, the Rad-9 appears to have been operating in accordance with its specifications. We estimate that the total costs resulting from this voluntary recall will be approximately $300,000 to $500,000, although this is an estimate and the actual cost may differ. Any future recall could result in a diversion of management resources, substantial cost and negative publicity, all of which could adversely affect our business, financial condition and results of operations.

The following is a description of a patent infringement complaint filed against us on July 24, 2007.

BUSINESS

Legal Proceedings

On July 24, 2007, Shaklee Corporation filed suit against us in the United States District Court, Central District of California, alleging that our pulse oximeters incorporate patented calibration methods that are licensed to Shaklee Corporation. Shaklee is seeking an injunction and damages against us. Our management believes that our devices do not infringe either of the cited patents and intends to vigorously defend against these claims. We believe that the claims asserted by Shaklee will not materially affect our business, financial conditions or future operating results. Although we believe that these claims are without merit, no assurance can be given with respect to the ultimate outcome for any such claim or litigation.

We revised the “Compensation Discussion and Analysis” subpart of “Compensation” to provide additional disclosure regarding our compensation policies and practices with respect to our named executive officers.

COMPENSATION

Compensation Discussion and Analysis for Named Executive Officers

Overview—Compensation Objectives

The primary objectives of the compensation committee of our board of directors with respect to executive compensation are to attract, retain and motivate the best possible executive talent. The focus is to tie short and long-term cash and equity incentives to the achievement of measurable corporate objectives and to align executives’ incentives with stockholder value creation. To achieve these objectives, the compensation committee has adopted a compensation approach that ties a substantial portion of executives’ overall compensation to our operational performance. In addition, we evaluate and reward our executive officers based on their willingness to take a leadership position in improving our internal structures and processes and their ability to identify and exploit opportunities to grow our business.

We must match market cash compensation levels and satisfy the day-to-day financial requirements of our candidates through competitive base salaries and cash bonuses. We also compete for key personnel on (i) the basis of our vision of future success, (ii) our culture and company values, (iii) the cohesiveness and productivity of our teams, and (iv) the excellence of our technical and management personnel. In all of these areas, we compete with other medical device and biotechnology companies, where there is significant competition for talented employees. We believe that we must provide competitive compensation packages to attract and retain executive officers and to help our executive management function as a stable team over the longer term. For engineering and marketing positions, our compensation committee has used medical device/hi-tech data in connection with making its compensation decisions. However, for other positions, including finance positions, our compensation committee has used data derived from a broader, “all industry” group of companies based in Southern California. We believe that we must compete for executive and key technical talent in this highly competitive market in Southern California. We also believe that for certain executive level positions, we compete against other successful public and private companies in Southern California for talent. Accordingly, our compensation philosophy has been to maintain an aggressive pay posture for total compensation, as well as components of total compensation. In addition, with the same competitive pay issues to consider, our compensation committee has developed incentive bonus and equity plans designed to align stockholder and employee interests.

We have adopted an approach to compensation comprised of a mix of short- and long-term components, cash and equity elements in the proportions we believe will provide the proper incentives, reward our senior management team and help us achieve the following goals:

•	align our executive officers’ compensation with our business objectives and the interests of our stockholders;

•	foster a goal-oriented, highly motivated management team whose participants have a clear understanding of business objectives and shared corporate values;

•	control costs in each facet of our business to maximize our efficiency; and

•	enable us to attract, retain and motivate a world class leadership team.

The compensation of our executive officers is based in part on the terms of employment agreements and offer letters we entered into with each of our executive officers, which set forth the initial base salaries and initial option grants for our executive officers, as well as the terms of our cash bonus plans. See “—Employment Contracts” and “—Cash Bonus Plans” below.

In 2006, we believe that our compensation offering for executive officer talent of base salary, bonus plan and equity grant provided a competitive compensation package to attract, retain and motivate world class talent. The addition of our chief financial officer to our strong senior management team in 2006 provided a testament to our belief. The establishment of a financial target as our company goal in the 2006 Bonus Award Plan reinforced two other compensation goals; namely, alignment of our executive officers’ compensation with our business objectives and the interests of our stockholders and the fostering of a goal-oriented, highly motivated management team whose participants have a clear understanding of business objectives and shared corporate values. In 2006, we achieved our financial target under the 2006 Bonus Award Plan thereby scoring 100% for the company factor under the 2006 Bonus Award Plan. These same two compensation goals also were important in the decision to grant options to the two current executive officers discussed in this Compensation Discussion and Analysis under the caption “Equity-Based Incentives.” The individual performance factor determined by the chief executive officer for the other named executive officers and by the compensation committee for the chief executive officer focused on the individual attainment of goals and objective set throughout the year, many of which involved the controlling of costs to maximize efficiency of our operation.

Role of Our Compensation Committee

Our compensation committee approves, administers and interprets our executive compensation and benefit policies. Our compensation committee was appointed by our board of directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code, as amended, or the Code, and “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. Our compensation committee is comprised of Drs. Barker and Coleman and Mr. Lasersohn. Dr. Coleman is our compensation committee chairperson.

The compensation committee considers recommendations from Joe E. Kiani, our chief executive officer, in determining executive compensation. While Mr. Kiani discusses his recommendations with the compensation committee, he does not participate in determining his own compensation. In making his recommendations, Mr. Kiani receives input from our Human Resources department and has access to various third-party compensation surveys and compensation data of publicly-traded companies we obtained from SEC filings. This information is also available to our compensation committee. None of our other executive officers participate in the compensation committee’s discussions regarding executive compensation. The compensation committee does not delegate any of its functions to others in determining executive compensation.

Our compensation committee has taken the following steps to ensure that our approach to executive compensation and benefits is consistent with both our compensation philosophy and our corporate governance guidelines:

•	evaluated our compensation practices and assisted in developing and implementing the executive compensation philosophy;

•	developed recommendations with regard to executive compensation structures that were reviewed and approved by our compensation committee and board of directors;

•	established a practice of prospectively reviewing the performance and determining the compensation earned, paid or awarded to our chief executive officer independent of input from him; and

•

established a policy to review on an annual basis the performance of our other executive officers with assistance from our chief executive officer and determining what we believe to be appropriate total compensation.

Components of our Compensation Approach

Our compensation approach consists of five components:

•	base salary;

•	annual cash bonuses;

•	equity-based incentives;

•	other benefits; and

•	severance and termination protection.

We chose to build our executive compensation approach around these elements because we believe that together they have been and will continue to be effective in achieving our overall objectives. We utilize short-term compensation, including base salary and annual cash bonuses, to motivate and reward our key executives. The use and weight of each compensation element is based on a subjective determination by the compensation committee of the importance of each element in meeting our overall objectives. We believe that, in addition to base salaries and bonuses, stock option and other equity-based awards are the primary compensation-related motivator in attracting and retaining qualified employees.

Base Salary.    Base salaries will typically be used to recognize the experience, skills, knowledge and responsibilities required of each executive officer, as well as competitive market conditions. The base salary of our named executive officers will be reviewed on an annual basis. Generally, executive salaries have been, and will continue to be, adjusted once a year, effective June 1st of each year.

In 2006, in order to attain a general understanding of the competitiveness of our executives’ base salaries and to provide a benchmark for setting initial base salaries for new hires for executives and key technical talent, we reviewed a competitive analysis survey compiled by an independent compensation consultant, which contained composite data based on companies in the Southern California medical device/hi-tech market, as well as the entire public and private “all industries” market for executive, financial and legal talent for corresponding positions within the Los Angeles, Orange, Riverside and San Diego Counties. Based on our review of the survey, we determined that base salaries for our executives and key technical talent, other than our chief executive officer, for 2006 were at the 75th to 90th percentile levels.

Prior to May 2007, we did not engage a compensation consultant to assist us in connection with mid-year base salary adjustments for our named executive officers. For our June 2006 and prior year increases, it was our standard practice that all named executive officers, including our chief executive officer, receive a 10% salary increase. In determining the base salary increases that became effective on June 1, 2006, we did not benchmark the named executive officers’ then-current base salaries against base salaries of other officer positions at comparable companies. In June 2006, each of our then-employed named executive officers received a 10% salary increase.

In 2007, we retained an independent compensation consultant to conduct a competitive assessment of our current compensation levels. The competitive market data presented in the compensation consultant’s May 2007 study for the chief executive officer and the chief financial officer positions was obtained from the most recently filed proxy statements of a peer group of companies specifically developed for the study and consisted of 18 publicly-traded companies in the medical device/diagnostic monitoring equipment industry as follows: AngioDynamics, Inc., Abaxis, Inc., Natus Medical Incorporated, Nuvasive, Inc., I-Flow Corporation, Volcano Corporation, Quidel Corporation, Meridian Bioscience, Inc., E-Z-EM, Inc., Cardiac Science Corporation, SonoSite, Inc., Thoratec Corporation, ZOLL Medical Corporation, ArthroCare Corporation, Biosite Incorporated, Gen-Probe Incorporated, Kyphon Inc. and Hologic, Inc. Public and private survey information was used for all other positions and as a supplement to the proxy data. The market compensation data included median pay levels that were reflective of a company with annual revenues of $300 million, which the compensation committee believed to be the appropriate benchmark in light of our current size and our expected growth.

At the $300 million revenue level, the base salaries of our chief executive officer, chief financial officer and chief technical officer fell below the 90th percentile of the market data provided in the study. In addition, the chief executive officer’s position fell more than 10% below the market median. Based upon data provided by the independent compensation consultant, and taking into account the executive’s seniority, position and level of responsibility, the compensation committee increased the base salaries of our chief executive officer, chief financial officer and chief technical officer by 60.4%. 10.0% and 10.0%, respectively. These increases brought the base salary of our chief executive officer to the top of the market and the base salaries of the chief financial officer and chief technical officer to approximately the 90th percentile. The other named executive officers’ base salaries were at or above the 90th percentile of the market data provided in the study. Thus, these executives were provided with only nominal increases of 3.0%, effective June 2007 to account for standard cost of living adjustments, including year-over-year inflation, because the May 2007 study was based on 2006 market salary levels. The compensation committee subjectively determined that a 3.0% increase was sufficient to account for cost-of-living adjustments, including year-over-year inflation.

The following salary increases for each of our named executive officers, including our chief executive officer, became effective on June 1, 2007:

Joe E. Kiani Chief Executive Officer and Chairman	$660,000
Mark P. de Raad Executive Vice President & Chief Financial Officer	$291,500
Bradley Langdale Executive Vice President, Chief Marketing Officer	$292,556
Ammar Al-Ali Chief Technical Officer	$312,438
Yongsam Lee Executive Vice President, Operations & Chief Information Officer	$292,556
Christopher Kilpatrick Executive Vice President, Business Development, General Counsel & Secretary	$292,556

Annual Cash Bonuses.    The compensation committee approves the annual cash bonuses for all executive officers. These bonuses, if earned, are paid after the end of the calendar year.

For 2006, we had a 2006 Bonus Award Plan, or Bonus Award Plan, for our executive officers and certain other exempt employees. Pursuant to the terms of the Bonus Award Plan, the bonus award for each named executive officer was calculated based upon the product of (A) the named executive officer’s base salary as of December 31, 2006, multiplied by (B) (i) the target bonus percentage factor assigned to the job classification level of the named executive officer, (ii) the company’s percentage factor assigned by the compensation committee based upon the attainment of an aggregate product revenue target of $145 million for 2006, which represented an increase in aggregate product revenue of 35% from 2005, and (iii) the named executive officer’s individual percentage factor assigned by the chief executive officer for the other named executive officers and in the case of the chief executive officer, assigned by the compensation committee.

For purposes of the company percentage factor, in the event the compensation committee determined that we (i) did not achieve 100% of the aggregate product revenue target, it had the discretion to set the company percentage factor below 100%, including zero; and (ii) achieved 100% or more of such target, the company percentage factor would automatically be set at 100%. In 2006, we exceeded the product revenue target, thereby achieving a 100% company percentage factor. Under the Bonus Award Plan, each named executive officer’s individual percentage factor could range from 0% to 100%. For all of our named executive officers other than our chief executive officer, the individual percentage factor was determined by our chief executive officer based solely upon his subjective assessment of each other named executive officer’s performance of their job-related duties and responsibilities. For purposes of determining the individual factor of our chief executive officer under the Bonus Award Plan, the compensation committee makes a subjective determination of our chief executive officer’s overall performance during the plan year, provided that in the event the compensation committee established the company’s percentage factor at 100%, then our chief executive officer’s individual factor shall be 100%.

For the 2006 plan year in determining the named executive officers’ actual bonus awards, the target bonus percentage for our executive officers, as defined in the Bonus Award Plan, excluding our chief executive officer, was 40%, the target bonus percentage for our chief executive officer was 50% and the company percentage factor and the individual percentage factor for each of the named executive officers was set at 100%. For the named executive officers, attainment of the maximum company factor and the maximum individual factor contributed equally to realizing the maximum bonus achievable under the Bonus Award Plan. Under the terms of the 2006 Bonus Award Plan, bonus amounts for 2006 were based on the named executive officer’s salary as of December 31, 2006, rather than the named executive officer’s salary earned for 2006. As a result, Mr. Kiani’s bonus for 2006 was 50% of his base salary as of December 31, 2006 and the 2006 bonus for each our other named executive officers, except for Mr. de Raad, was 40% of his base salary as of December 31, 2006. Mr. de Raad’s 2006 bonus was 40% of his base salary as of December 31, 2006, pro rated for the 27 weeks in 2006 for which he was an employee of ours. The salary of each of our named executive officers was higher at December 31, 2006 than the salary earned by such named executive officer for 2006. The higher salaries as of December 31, 2006 resulted from our compensation committee’s decision to increase the salaries of our named executive officers, effective June 1, 2006. Our board of directors and the compensation committee have historically monitored and assessed the base salaries of each of our executive officers on an annual basis near the middle of each calendar year. As a result of these salary increases, pursuant to the terms of the Bonus Award Plan, each named executive officer earned a higher bonus for 2006 than he would have otherwise received if such officer’s bonus amount was calculated based on the named executive officer’s salary for 2006, as set forth in the “Summary Compensation Table” below. See “—Summary Compensation Table” below for the bonus amounts paid to our named executive officers under the Bonus Award Plan for the year ended December 31, 2006. Pursuant to the terms the Bonus Award Plan, the bonus paid to our Executive Vice President and Chief Financial Officer for 2006 was pro rated based on the number of full weeks in 2006 during which he was employed with us.

For 2006, our corporate objectives focused upon achieving a single financial target. Each employee, including each executive officer, had individual objectives for the year which were designed to contribute to the achievement of our corporate objectives. In setting the objectives for the annual cash bonuses, our compensation committee believed that the corporate financial target was achievable, but not easily attainable, provided that there was a maximum and sustained effort from each level of our organization. Attainment of individual goals for the named executive officers was based upon the subjective determination of our chief executive officer in overall performance of the named executive officer based upon a variety of specific duties and goals assigned to such named executive officer during the plan year. With respect to the chief executive officer, the compensation committee also made a subjective determination of the performance of our chief executive officer, focusing more on our company performance related to the achievement of our corporate financial target, rather than on our chief executive officer’s individual performance.

We have not paid any significant signing or promotion bonuses to our executive officers, nor have we guaranteed any future bonuses to our executive officers.

Equity-Based Incentives.    Salaries and bonuses are intended to compensate our executive officers for short-term performance. We also have adopted an equity incentive approach intended to reward longer-term performance and to help align the interests of our executive officers with those of our stockholders. We believe that long-term performance is achieved through an ownership culture that rewards performance by our executive officers through the use of equity incentives. Our equity incentive plans have been established to provide our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. Our equity incentive plans have provided the principal method for our executive officers to acquire equity interests in our company.

The size and terms of the initial option grant made to each executive officer upon joining us are primarily based on competitive conditions applicable to the executive officer’s specific position and are set forth in the executive officer’s offer letter from us. In addition, the compensation committee considers the number of options owned by other executives in comparable positions within our company.

The annual equity awards we make to our executive officers will be driven by our sustained performance over time, our executive officers’ ability to impact our results that drive stockholder value, their level of responsibility within our company, their potential to fill roles of increasing responsibility, and competitive equity award levels for similar positions in comparable companies. Equity forms a key part of the overall compensation for each executive officer and will be considered each year as part of the annual performance review process and incentive payout calculation.

During 2006, we made three stock option awards to named executive officers. One option grant to purchase an aggregate of 270,000 shares of common stock was made to our newly-hired executive vice president and chief financial officer. The amount of the stock option grant was the result of negotiations with the executive officer during the hiring process in order to both recruit the executive officer to his current position and incentivize him to increase stockholder value over the life of the award. In addition, the size of this option grant is substantially similar to the size of the option grant made to the only other executive officer we hired during the prior 12-month period. For the remaining two option awards in 2006, the compensation committee, acting upon the recommendation of the chief executive officer, granted options to purchase 76,830 and 77,940 shares of common stock to our executive vice president and chief marketing officer and the chief technology officer, respectively. In both cases, the compensation committee specifically considered that over 90% of the options held by each of the named executive officers had vested, Therefore, these individuals, both of whom held management positions that had the ability to drive stockholder value, may not have been incentivized at the same level as our other named executive officers holding a larger portion of unvested options to increase value over the long-term. The amount awarded to each executive officer was based on the compensation committee’s subjective determination of what was appropriate to incentivize the executives. Additionally, the option grants were made with the goal of making the total amount of options granted to these two executive officers through the date of the grants equal in order to reflect their relative contributions to us. Each of these grants vests over five-year period with 20% vesting on each anniversary of the grant date. All options were granted at the fair market value on the date of grant, as determined by our compensation committee. In the absence of public trading market for our common stock, the compensation committee determined the fair market value of our common stock in good faith based upon consideration of number of relevant factors, including the status of our development and commercialization efforts, our results of operations, general market conditions and independent valuations. All equity awards to our employees, including executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, with the exercise price equal to the fair market value on the grant date based on the valuation determined by the compensation committee of our board of directors.

In May 2007, our compensation committee adopted the CEO and Executive Officer Equity Award Compensation Policy, or the Award Grant Compensation Policy, which provides for annual grants of stock options to certain of our officers, including our named executive officers. For a description of the Policy, see “—Equity Award Compensation Policy” below. The following option grants were made to our named executive officers under the Award Grant Compensation Policy in May 2007:

	Shares	Per Share Exercise Price
Joe E. Kiani Chief Executive Officer and Chairman	300,000	$15.40
Bradley Langdale Executive Vice President, Chief Marketing Officer	30,000	$15.40
Ammar Al-Ali Chief Technical Officer	30,000	$15.40
Christopher Kilpatrick Executive Vice President, Business Development, General Counsel & Secretary	30,000	$15.40

Under the Award Grant Compensation Policy, for the named executive officers listed in the table above, other than our chief executive officer, the compensation committee determined the size of the award based on the recommendation of an independent compensation consultant. The compensation committee then made a subjective determination that the chief executive officer’s annual grant should be ten times the size of the awards for such other named executive officers in 2007 to preserve the current fully-diluted share ownership ratio of shares provided to the chief executive officer as a percentage of our fully-diluted outstanding shares.

Our board of directors adopted our 2007 Stock Incentive Plan, or 2007 Plan, in November 2006, which permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other stock-based awards. The 2007 Plan will become effective in connection with this offering. Upon the effectiveness of our 2007 Plan, no further equity awards will be made under our 2004 Plan. However, any options outstanding under our 2004 Plan will continue to be governed by their existing terms. In connection with our transition to a publicly-traded company, in addition to our Award Grant Compensation Policy the compensation committee intends to evaluate other stock option grant programs for executive officers to continue aligning the interests of our executive officers with those of our stockholders. See “—Employee Benefit Plans—2007 Stock Incentive Plan” below.

Other Benefits.    We have a 401(k) plan in which substantially all of our employees are entitled to participate. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. The plan permits us to make matching contributions if we choose and we have historically provided matching contributions of up to three percent. We provide health care, dental, vision and life insurance, employee assistance plans and both short- and long-term disability, accidental death and dismemberment benefits to all full-time employees, including our executive officers. These benefits are available to all employees, subject to applicable laws. We believe these benefits are consistent with companies with which we compete for employees.

Severance and Termination Protection

Employment Agreements.    Under their employment agreements, Messrs. Kiani and Berthon are entitled to certain severance and change of control benefits, the terms of which are described in detail below under “—Employment Contracts.”

Severance Plan.    Prior to the completion of this offering, we expect our board of directors to adopt the 2007 Severance Protection Plan, the terms of which are described in detail below under “2007 Severance Protection Plan.” Under the terms of this plan, participants will be entitled to cash, equity and other benefits upon their termination under certain circumstances. We expect each of our named executive officers other than our chief executive officer to participate in the 2007 Severance Protection Plan.

Acceleration of Vesting of Equity-Based Awards.    In the event of a change in control of us, certain provisions of our 1996 Plan and our 2004 Plan allow for 50% acceleration of unvested equity awards in the event an acquiror neither assumes awards outstanding under these plans nor issues our award holders substitute equity awards. In addition, our 2007 Plan, under which we will grant future equity awards after the completion of this offering, will permit acceleration of outstanding awards upon change in control under certain circumstances. See “—Employee Benefit Plans” below.

Accounting and Tax Considerations

Effective January 1, 2006, we adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), “Share-Based Payment,” or SFAS 123(R). Under SFAS 123(R), we are required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award.

Internal Revenue Code Section 162(m) limits the amount that we may deduct for compensation paid to our chief executive officer and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based compensation.” In the past, annual cash compensation to our executive officers has not exceeded $1,000,000 per person, so the compensation has been deductible. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that met those requirements. The compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers shall be designed to qualify as “performance-based compensation.” To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the compensation committee has not adopted a policy that requires all compensation to be deductible. However, the compensation committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Summary Compensation Table

The following table provides information regarding the compensation earned during the fiscal year ended December 31, 2006 by our chief executive officer, our chief financial officer, our former principal financial officer and our three other most highly compensated executive officers who were employed by us as of December 31, 2006. We refer to these executive officers as our “named executive officers.”

Name and Principal Position(s)	Year	Salary		Bonus	Option Awards(1)	All Other Compensation(2)	Total
Joe E. Kiani Chief Executive Officer and Chairman	2006	$396,050		$205,706	$—	$72,150(3),(13)	$673,906

Mark P. de Raad Executive Vice President & Chief Financial Officer(4)	2006	136,746		54,597	114,890	15,667(5),(13)	321,900

Bradley Langdale Executive Vice President, Chief Marketing Officer(6)	2006	313,180	(7)	113,614	32,167	33,551(8),(13)	492,512

Ammar Al-Ali Chief Technical Officer	2006	273,413		113,614	67,297	36,952(9),(13)	491,276

Yongsam Lee Executive Vice President, Operations & Chief Information Officer	2006	283,277		113,614	—	161,367(10),(13)	558,258

Christopher Kilpatrick Executive Vice President, Business Development, General Counsel & Secretary	2006	305,304	(11)	113,614	—	220,462(12),(13)	639,380

(1)

Amounts reflect the expense to us of stock options granted in 2006, calculated in accordance with SFAS No. 123(R). See Note 12 to the Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(2)

In March 2006, we made special bonus payments to our employees and directors who held vested stock options as of March 1, 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Dividends and Special Bonus Payments.”

(3)	Consists of $51,098 for incentive trips, $6,600 in 401(k) matching contributions, $3,055 in expenses, and $11,397 in medical insurance premiums.
(4)	Mr. de Raad became our Executive Vice President & Chief Financial Officer in June 2006.
(5)	Consists of $5,600 for an incentive trip, $4,102 in 401(k) matching contributions, and $5,965 in medical insurance premiums.

(6)

Mr. Langdale served as our Chief Financial Officer, Executive Vice President, Marketing, and Secretary until June 2006. Beginning in June 2006, Mr. Langdale became our Executive Vice President, Chief Marketing Officer.

(7)	Includes $32,772 of accrued vacation that was paid out to Mr. Langdale in 2006.
(8)	Consists of $12,204 for an incentive trip, $6,570 in 401(k) matching contributions, $4,527 in special bonus payments authorized in 2006, and $10,250 in medical insurance premiums.
(9)	Consists of $12,215 for incentive trips, $6,100 in 401(k) matching contributions, $7,439 in special bonus payments authorized in 2006, and $11,198 in medical insurance premiums.
(10)	Consists of $16,404 for incentive trips, $133,789 in special bonus payments authorized in 2006, and $11,174 in medical insurance premiums.
(11)	Includes $32,027 of accrued vacation that was paid out to Mr. Kilpatrick in 2006.
(12)	Consists of $13,233 for incentive trips, $6,100 in 401(k) matching contributions, $189,952 in special bonus payments authorized in 2006, and $11,177 in medical insurance premiums.
(13)

The incentive trips include trips organized by us in 2006. The first trip was scheduled to reward certain employees for their effort in achieving our successful settlement of the patent infringement case against Nellcor. The second trip was managements’ annual business planning meeting, during which members of management discussed our business strategy for the ensuing year. Participants in the business planning meeting had the opportunity to be accompanied by their family members and we reimbursed them for certain expenses incurred by their family members during this trip.

Grants of Plan-Based Awards in 2006

The following table presents information concerning grants of plan-based awards to each of the named executive officers during the year ended December 31, 2006. For the fiscal year ended December 31, 2006, we granted options to purchase a total of 2,209,620 shares of our common stock, with a weighted average exercise price of $10.72 per share, to our employees, including grants to our named executive officers. The options included in the table below were issued under our 2004 Plan. Options granted under our 2004 Plan expire ten years from the date of grant. See “—Employee Benefit Plans—2004 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan.”

The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock, as determined by our compensation committee on the date of the grant. The exercise price is payable in cash, by promissory note, in shares of our common stock previously owned by the optionee, pursuant to the net exercise of the option or in such other consideration approved by our board of directors.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options	Exercise Price Per Share(1)	Grant Date Fair Value of Option Awards(2)

Joe E. Kiani	—	—	—	—
Mark P. de Raad	7/17/2006	270,000	$10.67	$1,552,221
Bradley Langdale	7/17/2006	76,830	10.67	441,693
Ammar Al-Ali	7/17/2006	77,940	10.67	448,074
Yongsam Lee	—	—	—	—
Christopher Kilpatrick	—	—	—	—

(1)	See Note 12 to the Notes to Consolidated Financial Statements for a discussion of methodology for determining the exercise price.
(2)	Amounts reflect the total fair value of stock options granted in 2006, calculated in accordance with SFAS No. 123(R).

Outstanding Equity Awards at December 31, 2006

The following table presents the outstanding equity awards held by each of the named executive officers as of the fiscal year ended December 31, 2006, including the value of the stock awards.

Option Awards(1)
	Number of Securities Underlying Unexercised Options at December 31, 2006			Option Exercise Price	Option Expiration Date
Name	Exercisable	Unexercisable
Joe E. Kiani	—	—		$—	—
Mark P. de Raad	—	270,000		10.67	7/14/2016
Bradley Langdale	— —	21,840 76,830		2.75 10.67	1/20/2013 7/14/2016
Ammar Al-Ali	— — —	77,940 24,000 17,400	(2)	10.67 2.75 2.75	7/14/2016 1/01/2015 1/20/2013
Yongsam Lee	6,540 6,000 12,000 — 8,460 9,000	13,080 6,000 — 96,000 16,920 —		2.75 2.75 2.75 2.75 2.75 2.75	1/20/2013 8/04/2012 1/23/2011 1/01/2015 7/11/2013 7/17/2011
Christopher Kilpatrick	18,000 — 45,000	— 6,000 45,000		1.67 2.75 2.75	10/17/2009 1/20/2013 8/04/2012

(1)

For each named executive officer, the shares listed in the table above under “Option Awards” are subject to a single stock option award carrying the varying exercise prices as set forth in the table above. Unless otherwise noted, the shares subject to each stock option vest over a five-year period, with 20% of the shares subject to the option vesting on each anniversary of the grant date.

(2)	100% of the shares subject to the option vest 30 months following the grant date.

Option Exercises in 2006

The following table presents certain information concerning the exercise of options by each of the named executive officers during the fiscal year ended December 31, 2006. As of December 31, 2006, we had not issued any stock awards to our named executive officers or other employees.

Name	Option Awards
	Number of Shares Acquired on Exercise	Value Realized on Exercise
Joe E. Kiani	3,180,540	$14,609,280
Mark P. de Raad	—	—
Bradley Langdale	531,330	2,576,235
Ammar Al-Ali	488,160	2,366,806
Yongsam Lee	246,000	1,129,960
Christopher Kilpatrick	159,900	1,414,049

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The compensation committee, which is comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

The following table has been revised to include additional information relating to the selling stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of June 30, 2007, by:

•	each person or group known to us to be the beneficial owner of more than five percent of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address of each beneficial owner listed in the table is: c/o Masimo Corporation, 40 Parker, Irvine, California 92618.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 51,316,788 shares of common stock outstanding on June 30, 2007, which assumes the conversion of all outstanding shares of preferred stock into an aggregate of 34,612,503 shares of common stock. The table below assumes that 52,816,788 shares of common stock will be outstanding upon completion of this offering and that the underwriters do not exercise their option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 1,787,494 shares of common stock from us. The selling stockholders will not sell any shares pursuant to the underwriters’ over-allotment option.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we have deemed outstanding shares of common stock subject to options held by that person that are exercisable within 60 days of June 30, 2007. We have not deemed these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Shares Beneficially Owned Before Offering		Shares Being Sold in the Offering(1)	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
5% Stockholders:
Private equity funds managed by INVESCO Private Capital, Inc.(2)	4,409,700	8.6%	881,937	3,527,763	6.7%
Funds managed by Moore Capital Management, LLC(3)	2,878,794	5.6	1,439,394	1,439,400	2.7
DSV Partners IV Limited Partnership(4)	2,775,000	5.4	750,000	2,025,000	3.8
Entities affiliated with Franklin Templeton Group(5)	2,727,273	5.3	1,500,000	1,227,273	2.3
Joe E. Kiani(6)	6,398,040	12.5	—	5,648,040	10.7
Mohamed Diab(7)	3,246,570	6.3	—	3,246,570	6.1

Named Executive Officers and Directors:
Joe E. Kiani(6)	6,398,040	12.5	—	5,648,040	10.7
Ammar Al-Ali(8)	525,360	1.0	—	525,360	1.0
Mark P. de Raad(9)	54,000	*	—	54,000	*
Christopher Kilpatrick(10)	367,200	*	—	367,200	*
Bradley Langdale(11)	542,250	1.1	—	542,250	1.0
Yongsam Lee (12)	333,000	*	—	333,000	*
Steven J. Barker, M.D., Ph.D.(13)	30,000	*	—	30,000	*
Edward L. Cahill(14)	1,770,090	3.4	—	1,770,090	3.4
Robert Coleman, Ph.D.(15)	385,200	*	—	385,200	*
Sanford Fitch	—	*	—	—	*
Jack Lasersohn(16)	1,109,799	2.2	—	1,109,799	2.1
All executive officers and directors as a group (16 persons)(17)	11,850,189	23.1	—	11,100,189	21.0

Other Selling Stockholders:
Peter Barnhart	15,000	*	3,000	12,000	*
Boatright Family, L.L.C.(18)	27,273	*	13,500	13,773	*
The Richard G. Caro Trust(19)	13,635	*	4,500	9,135	*
Thomas Cook(20)(21)	30,000	*	6,000	24,000	*
Jeff Cooley ESBT(22)	34,500	*	34,500	0	*
Datascope Corporation(23)	1,153,848	2.2	1,147,848	6,000	*
Daystar Realty, Ltd.(24)	93,750	*	4,686	89,064	*
James R. Del Favero	22,500	*	7,500	15,000	*
John P. Del Favero, Jr.	22,500	*	18,000	4,500	*
John and Patricia Del Favero Revocable Trust Dated April 19, 1999(25)	358,545	*	225,000	133,545	*
D.B. Securities Inc. Custodian IRA F.B.O Evangelos Dimitriou(26)	30,000	*	9,000	21,000	*
Eos Partners SBIC, L.P.(27)	428,574	*	428,574	0	*
Tamalpais Associates(28)	600,000	1.2	60,000	540,000	1.0
Feibusch & Co., Incorporated(29)	1,524,183	3.0	150,000	1,374,183	2.6
Dr. Ernesto Gangitano	37,500	*	13,500	24,000	*
Greystone Ltd.(30)	27,273	*	12,273	15,000	*
F&F Partners(31)	27,273	*	6,818	20,455	*
JPK Partners(32)	68,184	*	17,046	51,138	*
Arundel Holdings LLC(33)	27,273	*	27,273	0	*
Juliet Challenger, Inc.(34)	1,216,290	2.4	468,000	748,290	1.4
Gerald Kaplan MD SC Profit Sharing Plan and Trust(35)	36,000	*	27,000	9,000	*

Name of Beneficial Owner	Shares Beneficially Owned Before Offering		Shares Being Sold in the Offering(1)	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
Steven M. Kaplan	114,900	*	24,000	90,900	*
Sara Jane DeHoff(36)	34,500	*	6,900	27,600	*
Dean P. Kasperzak(37)	34,500	*	34,500	0	*
LJ Kato	6,300	*	300	6,000	*
Entities affiliated with Kingdon Capital Management, LLC(38)	1,714,290	3.3%	342,858	1,371,432	2.6%
The Liberman Family Trust dated Dec. 13, 1989(39)	37,500	*	13,500	24,000	*
Natalie B. Milani	12,000	*	3,000	9,000	*
Judith Miller(21)	3,000	*	3,000	0	*
Kathleen Miller Trustee of the Killdeer Island Trust(21)(40)	27,000	*	22,500	4,500	*
Northport II Private Equity, L.L.C.(41)	54,546	*	54,546	0	*
Dr. Michael Nussbaum	27,273	*	27,273	0	*
Alfred Osborne, Jr.	27,273	*	9,000	18,273	*
Maryam Riazi(21)	750,000	1.5	750,000	0	*
Dead River Company Retirement Plan(42)	27,270	*	13,635	13,635	*
Amy Sommer	9,999	*	9,999	0	*
Beverly Sommer #1	9,999	*	9,999	0	*
Stradling, Yocca, Carlson & Rauth Investment Partnership of 1982(43)	41,100	*	11,100	30,000	*
Tawil Investments, LLC(44)	27,273	*	13,500	13,773	*
Entities affiliated with Tennyson Advisors, Inc.(45)	624,000	1.2	624,000	0	*
Vogt Family Trust dated Nov. 7, 1989(46)	37,500	*	13,500	24,000	*
Stephen Wasserman	3,000	*	1,500	1,500	*
Entities affiliated with Robeco Investment Management, Inc.(47)	1,166,667	2.3	1,166,667	0	*
Wade Y. Yoshii, Trustee of the Wade Y.Yoshii Living Trust dated October 27, 1993(21)(48)	31,500	*	6,000	25,500	*

*	Represents beneficial ownership of less than 1%.
(1)

Unless otherwise noted, the selling stockholders acquired the shares being sold in this offering in connection with certain private placements of our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock, which are collectively referred to as the Preferred Stock Financings, that took place between May 1992 and September 2001. The weighted average per share consideration paid for the shares purchased in the Preferred Stock Financings that are being sold in this offering is $2.78 per share. The aggregate consideration paid for all of the shares being sold in this offering that were purchased in the Preferred Stock Financings was $26,752,717.

(2)

Comprised of 668,955 shares held by Chancellor Private Capital Partners III, L.P., or CPC III, 89,076 shares held by Chancellor Private Capital Offshore Partners I, C.V., or CPCOP I, 1,102,425 shares held by Chancellor Private Capital Offshore Partners II, L.P., or CPCOP II, and 2,549,244 shares held by Citiventure 96 Partnership, L.P., or Citiventure 96. Of the 881,937 shares being sold in this offering, 17,814 are being sold by CPCOP I, 220,485 by CPCOP II, 133,791 by CPC III and 509,847 by Citiventure 96. CPC, CPCOP I, CPCOP II, and Citiventure 96 are each affiliates of a registered broker-dealer. Each of these selling stockholders acquired the shares being registered sale in the ordinary course of business and did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the shares at the time of the acquisition. INVESCO Private Capital, Inc. is the full discretion investment advisor to Citiventure 96 Partnership, L.P., CPC III, CPCOP I, CPCOP II and CPCP III. The general partner of CPCOP I and CPCOP II is Chancellor KME IV Partner, L.P., the general partner of which is INVESCO Private Capital Investments, Inc.; the general partner of CPC III is CPCO Associates, L.P., the general partner of which is INVESCO Private Capital Investments, Inc.; and the general partner of CPCP II is CPCP Associates, L.P., the general partner of which is INVESCO Private Capital Investments, Inc. Johnston Evans, Esfandiar Lohrasbpour and Alan Kittner are members of the investment committee of INVESCO Private Capital, Inc. and have shared voting and investment power over these shares. These individuals and Invesco Private Capital, Inc. disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Such voting and investment authority may be deemed to be shared with the general partner of each entity that holds such shares, where applicable, and the general partner of such general partner, where applicable. The address for the private equity funds managed by INVESCO Private Capital, Inc. is 1166 Avenue of the Americas, 27th Floor, New York, NY 10036.

footnotes continued on following page

(3)

Comprised of 2,360,613 shares held by Moore Global Investments, Ltd., or MGI, and 518,181 shares held by Remington Investment Strategies, L.P., or RIS (and collectively with MGI, the Moore Funds). Of the 1,439,394 shares being sold in this offering, 1,180,305 shares are being sold by MGI and 259,089 by RIS. The address of each of the Moore Funds is c/o Moore Capital Management, LLC, 1251 Avenue of the Americas, 53rd Floor, New York, New York 10020. Moore Capital Management, LLC, a New York limited liability company, or MCM, serves as discretionary investment manager of the Moore Funds, and in such capacity, may be deemed the beneficial owner of the portfolio assets held for the account of the Moore Funds. Moore Capital Advisors, L.L.C., a Delaware limited liability company, or MCA, is the sole general partner of RIS. Mr. Louis M. Bacon serves as chairman, chief executive officer and director of each of MCM and MCA. As a result, Mr. Bacon may be deemed to be the indirect beneficial holder of the shares indicated.

(4)

DSV Management Ltd. is the general partner of DSV Partners IV Limited Partnership. Morton Collins, Bergman Family, LLC, John Clarke, Robert Hillas, James Millar and John Park are the general partners of DSV Management Ltd. and have voting and investment power over these shares. Each of the general partners of DSV Management Ltd. disclaims beneficial ownership of the shares held by DSV Partners IV except to the extent of each of their pecuniary interest therein. The address for DSV Partners is 600 Alexander Park, Suite 204, Princeton, New Jersey 08540.

(5)

Comprised of 2,318,181 shares held by Hare & Co. FBO Franklin Cap Growth Fund (formerly Hare & Co. FBO California Growth Fund 180) and 409,092 shares held by Hare & Co. FBO Global Health Care Fund 1999. Of the 1,500,000 shares being sold in this offering, 1,275,000 are being sold by Franklin Cap Growth Fund and 225,000 by Global Health Care Fund 1999. Franklin Advisors, Inc. is the investment manager to Franklin Cap Growth Fund and Global Health Care Fund 1999. Conrad Herrman, Portfolio Manager of FSS Franklin Flex Cap Growth Fund, and Matthew Wiley, Portfolio Manager or FSS Fr Global Health Care Fund have investment and voting power over these shares. The address for entities affiliated with Franklin Templeton Group is One Franklin Parkway, San Mateo, California 94403.

(6)

Comprised of 3,953,040 shares held directly, 1,680,000 shares held in two trusts for which Mr. Kiani is the sole trustee, 15,000 shares held by an immediate family member and 750,000 shares held by a friend of Mr. Kiani, for which Mr. Kiani exercises voting power until the closing of this offering and which are excluded from the number of shares beneficially owned by Mr. Kiani after the offering.

(7)	Comprised of 2,466,570 shares held directly and 780,000 shares held in two trusts for which Mr. Diab is the sole trustee.
(8)	Comprised of 510,660 shares of common stock and options to purchase 14,700 shares of common stock that are exercisable within 60 days of June 30, 2007.
(9)	Comprised solely of options to purchase common stock that are exercisable within 60 days of June 30, 2007.
(10)

Comprised of 225,900 shares held directly, 30,000 shares held directly by family members of Mr. Kilpatrick for which Mr. Kilpatrick has voting or investment power and options to purchase 111,300 shares of common stock held by Mr. Kilpatrick that are exercisable within 60 days of June 30, 2007.

(11)	Comprised of 531,330 shares of common stock and options to purchase 10,920 shares of common stock that are exercisable within 60 days of June 30, 2007.
(12)	Comprised of 246,000 shares of common stock and options to purchase 87,000 shares of common stock that are exercisable within 60 days of June 30, 2007.
(13)	Comprised solely of options to purchase common stock that are exercisable within 60 days of June 30, 2007.
(14)

Includes 42,000 shares of common stock held directly and options to purchase 43,200 shares of common stock that are exercisable within 60 days of June 30, 2007. Also includes 1,684,890 shares of common stock held by Cahill, Warnock Strategic Partners Fund, L.P. Mr. Cahill is a partner of Cahill, Warnock Strategic Partners, L.P., the general partner of Cahill, Warnock Strategic Partners Fund, L.P. Mr. Cahill disclaims beneficial ownership of the shares held by Cahill, Warnock Strategic Partners Fund, L.P. except to the extent of his pecuniary interest in these shares.

(15)	Comprised of 345,600 shares of common stock and options to purchase 39,600 shares of common stock that are exercisable within 60 days of June 30, 2007.
(16)

Includes 120,600 shares of common stock held directly and options to purchase 39,600 shares of common stock that are exercisable within 60 days of June 30, 2007. Also includes 305,262 shares held by Vertical Fund I, L.P., 198,087 shares held by Vertical Fund II, L.P. and 446,250 shares held by The Vertical Group, Inc. Mr. Lasersohn is a managing director of The Vertical Group, Inc. and a general partner of The Vertical Group, L.P., which is the general partner of Vertical Fund I, L.P. and Vertical Fund II, L.P. Mr. Lasersohn disclaims beneficial ownership of the shares held by Vertical Group, Inc., Vertical Fund I, L.P. and Vertical Fund II, L.P. except to the extent of his pecuniary interest in these shares.

(17)

Comprised of the shares included under “Named Executive Officers and Directors,” 134,250 shares held by our other executive officers and options to purchase an aggregate of 201,000 shares of our common stock held by our other executive officers that are exercisable within 60 days of June 30, 2007.

(18)	Peter Boatright is a manager of Boatright Family, L.L.C. and has voting and investment power over these shares.
(19)	Richard G. Caro is the trustee of the Richard G. Caro Trust and has voting and investment power over these shares.
(20)	Margaret Cook has voting and investment control over these shares.
(21)

The selling stockholder acquired the shares being sold in this offering between January 1986 and November 1989 in connection with certain private placements of our common stock and upon exercise of stock options, which are collectively referred to as the Common Stock Purchases. The consideration paid for the shares purchased in the Common Stock Purchases that are being sold in this offering ranges from $.0017 - $0.17 per share, except for 552,000 shares acquired for no cash consideration pursuant to a settlement agreement. The aggregate consideration paid for all of the shares being sold in this offering that were purchased in the Common Stock Purchases, excluding the 552,000 shares received pursuant to a settlement agreement, was $5,332.50.

(22)	Thomas I. Webb, Jr. is the trustee of the Jeff Cooley ESBT and has voting and investment power over these shares.
(23)	Lawrence Saper, chief executive officer of Datascope Corporation, and Henry Scaramelli, chief financial officer of Datascope Corporation, have voting and investment control over these shares.
(24)	Mr. Ishwar C. Sani is a director of Daystar Realty, Ltd. and has voting and investment control over these shares.
(25)	John and Patricia Del Favero are co-trustees and have voting and investment power over these shares.
(26)	Evangelos Dimitriou has voting and investment power over these shares.

footnotes continued on following page

(27)

Eos SBIC, Inc. is the managing general partner of Eos SBIC General, L.P., general partner of Eos Partners SBIC, L.P. Steven M. Friedman is the president of Eos SBIC, Inc. and has voting and investment power over these shares.

(28)

The Laurel Grove Trust is the general partner of Tamalpais Associates, L.P. and has voting and investment power over these shares. Robert J. Feibusch is trustee of the Laurel Grove Trust and has voting and investment power over the shares for which the Laurel Grove Trust exercises voting and investment power.

(29)	Robert J. Feibusch, president of Feibusch & Co., Inc., has voting and investment power over these shares.
(30)	Robert Morrison is the managing partner of Greystone Ltd. and has voting and investment power over these shares.
(31)	Peter E. Haas, Jr. is the managing general partner of F&F Partners and has voting and investment power over these shares.
(32)	Peter E. Haas, Jr. is the managing general partner of JPK Partners and has voting and investment power over these shares.
(33)	Frieda K. Hallock, president of Arundel Holdings LLC has voting and investment power over these shares.
(34)

Juliet Challenger, Inc., or Juliet, is an indirect, wholly-owned subsidiary of The Hillman Company, a Pennsylvania corporation engaged in diversified investments and operations, which is controlled by Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, trustees of the Henry L. Hillman Trust U/A dated November 18, 1985, or the HLH Trustees. The HLH Trustees share voting and investment control over these shares.

(35)	Gerald Kaplan is the trustee of the Gerald Kaplan MD SC Profit Sharing Trust and has voting and investment power over these shares.
(36)	Peter Barnhart has voting and investment power over these shares.
(37)	Thomas I. Webb, Jr. is the trustee of the Dean P. Kasperzak ESBT and has voting and investment power over these shares.
(38)

Comprised of 685,716 shares held by Kingdon Associates and 1,028,574 shares held by M. Kingdon Offshore Ltd. (collectively, the Kingdon Funds). Of the 342,858 shares being sold in this offering, 137,142 are being sold by Kingdon Associates and 205,716 by M. Kingdon Offshore Ltd. Kingdon Capital Management, LLC is the investment advisor to the Kingdon Funds. Mr. Mark Kingdon is the managing member and president of Kingdon Capital Management and has voting and investment power over the shares held by the Kingdon Funds.

(39)	Ricardo and Patricia Liberman are co-trustees of the Liberman Family Trust dated December 13, 1989 and each have voting and investment power over these shares.
(40)	Kathleen Miller is the trustee of the Killdeer Island Trust and has voting and investment power over these shares.
(41)

Northport II Private Equity LLC is managed by DTS Management Corporation which is owned, managed and controlled equally by David and Justin Shelby who share voting and investment power over these shares.

(42)

Robert A. Moore, president, Richard M. Roderick, sr. vice president and chief financial officer, and Timothy Bishop, treasurer of Dead River Company Retirement Plan, have voting and investment power over these shares.

(43)	Craig C. Carlson and Michael E. Flynn are partners of the Stradling Yocca Carlson & Rauth Investment Partnership of 1982 and have voting and investment power over these shares.
(44)	Ralph Tawil is a managing member of Tawil Investments, LLC and has voting and investment power over these shares.
(45)

Comprised of 264,000 shares held by Tennyson Private Placement Opportunity Fund, L.L.L.P, or TPPOF, and 360,000 shares held by Tennyson Fund II, L.L.L.P, or TFII (collectively, the Tennyson Funds). Each of the Tennyson Funds is selling all of its shares in this offering. Tennyson Advisors, L.L.C. is the general partner of the TPPOF. Alfred L. Whiteman, Arnold R. Scheinberg, Jacob J. Cohen, Jay M. Blumenthal, M. Patrick Tracy, Lynn Statz Lazzaro and Amanda Whiteman are the members of Tennyson Advisors, L.L.C. and have shared voting and investment power over the shares held by TPPOF. Tennyson Equity Advisors, L.L.C. is the general partner of TFII. Alfred L. Whiteman, Arnold R. Scheinberg, Jacob J. Cohen, Jay M. Blumenthal, M. Patrick Tracy, and Lynn Statz Lazzaro are the members of Tennyson Equity Advisors, L.L.C. and have shared voting and investment power over the shares held by TFII.

(46)	John F. Vogt and Nancy R. Vogt are co-trustees of the Vogt Family Trust dated November 7, 1989 and each has voting and investment power over these shares.
(47)

Comprised of 993,573 shares held by Robeco WPG Farber Continuum Fund, L.P., 63,444 shares held by Robeco WPG Farber Continuum Overseas, L.P. and 109,650 shares held by Robeco WPG Farber Continuum QP Fund, L.P. (collectively, the Farber Funds). Each of the Farber Funds is selling all of its shares in this offering. Robeco Investment Management, Inc. is the investment advisor to the Farber Funds. Gerald Farber, portfolio manager of the Farber Funds, has voting and investment power over the shares held by the Farber Funds. Each of the Farber Funds is an affiliate of a registered broker-dealer. Each of the Farber Funds acquired the shares being registered for sale in the ordinary course of business and did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the shares at the time of the acquisition.

(48)	Wade Yoshii is the trustee of the Wade Y. Yoshii Living Trust dated October 27, 1993 and has voting and investment power over these shares.

We revised “Description of Capital Stock” to provide additional information relating to the planned implementation of the stockholder rights plan following the completion of our initial public offering.

DESCRIPTION OF CAPITAL STOCK

Series A Junior Participating Preferred Stock

On May 24, 2007, our board of directors approved a form of stockholder rights plan and delegated authority to our pricing committee to approve the final stockholder rights plan and the final terms of the corresponding stockholder rights. We expect our pricing committee to implement the stockholder rights plan promptly following the closing of this offering. Under the stockholder rights plan, our board of directors will declare a distribution of a dividend of one preferred stock purchase right, referred to as a right, for each outstanding share of common stock to stockholders of record as of the date set by our pricing committee pursuant to a rights agreement to be entered into between us and Computershare Trust Company, N.A., as rights agent. Each right will entitle the registered holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock, par value $0.001 per share, at a purchase price equal to approximately eight times the price at which our shares are sold in this offering per right, subject to adjustment. In addition, one right will be issued with each share of our common stock that becomes outstanding (i) between the closing of this offering and the earliest of the distribution date (as defined below), the date the rights are redeemed and the date the rights expire or (ii) following the distribution date and prior to the date the rights are redeemed and the date the rights expire, pursuant to the exercise of employee stock options or upon the exercise, conversion or exchange of other of our securities outstanding prior to the distribution date. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below.

The shares of Series A junior participating preferred stock are:

•	not redeemable;

•

entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of an amount equal to (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions;

•

entitled, in the event of a liquidation, dissolution or winding up, to a minimum preferential payment equal to $1,000 per share, plus all accrued and unpaid dividends, provided that the holders of the shares shall be entitled to receive 1,000 times the aggregate payment made per common share;

•	entitled to 1,000 votes per share, voting together with our common stock; and

•

entitled, in the event of a merger, consolidation or other transaction in which outstanding shares of our common stock are converted or exchanged, to receive 1,000 times the amount received per share of our common stock.

Anti-Takeover Provisions

Stockholder Rights Plan

On May 24, 2007, our board of directors approved a form of stockholder rights plan and delegated authority to our pricing committee to approve the final stockholder rights plan and the final terms of the corresponding stockholder rights. We expect our pricing committee to implement the stockholder rights plan promptly following the closing of this offering. Under the stockholder rights plan, our board of directors will declare a distribution of a dividend of one preferred stock purchase right, referred to as a right, for each outstanding share of common stock to stockholders of record as of the date set by our pricing committee pursuant to a rights agreement to be entered into between us and Computershare Trust Company, N.A., as rights agent. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock, par value $0.001 per share, at a purchase price equal to approximately eight times the price at which our shares are sold in this offering per right, subject to adjustment. In addition, one right will be issued with each share of our common stock that becomes outstanding (i) between the closing of this offering and the earliest of the distribution date (as defined below), the date the rights are redeemed and the date the rights expire or (ii) following the distribution date and prior to the date the rights are redeemed and the date the rights expire, pursuant to the exercise of employee stock options or upon the exercise, conversion or exchange of other of our securities outstanding prior to the distribution date. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below.

Until a right is exercised, the holder thereof will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. Until the distribution date, the rights will be attached to all common stock certificates representing shares then outstanding, and no separate rights certificates will be distributed. Subject to certain exceptions specified in the rights agreement, the rights will separate from the common stock and a distribution date will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our outstanding common stock (other than as a result of repurchases of stock by us or actions determined to be inadvertent by our board of directors by a person or group of affiliated or associated persons and such person or group promptly sells shares of our common stock until he owns less than 15% of our outstanding common stock) or (ii) ten business days following the announcement of an intention to make a tender offer or exchange offer that would result in a person or group becoming an acquiring person. We refer to the person or group acquiring at least 15% of our common stock as an “acquiring person.”

Until the distribution date, (i) the rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after the record date will contain a notation incorporating the rights agreement by reference and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by such certificate.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of our common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights.

The rights will have certain anti-takeover effects, since they would cause dilution to a person or group that attempts to acquire us in a transaction which our board of directors does not approve as in the best interests of us and our stockholders, as discussed in detail below. The rights should not, however, interfere with any merger or other business combination approved by our board of directors.

In the event that a person becomes an acquiring person, each holder of a right, other than the acquiring person, will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash or other of our securities) having a market value equal to two times the exercise price of the right. However, rights are not exercisable following the occurrence of the event set forth above until such time as the rights are no longer redeemable by our board of directors as set forth below. All rights that are or were beneficially owned by any acquiring person will be null and void.

In the event that any person or group becomes an acquiring person and we merge into or engage in certain other business combinations with an acquiring person, or 50% or more of our consolidated assets or earning power are sold to an acquiring person, each holder of a right (other than void rights owned by an acquiring person) will thereafter have the right to receive, upon exercise, common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the right.

At any time after a person becomes an acquiring person, our board of directors may exchange the rights (other than void rights owned by an acquiring person), in whole or in part, at an exchange ratio of one share of common stock, or, under certain circumstances, cash, property or other securities of ours, including fractions of a share of preferred stock, per right.

The rights will not be exercisable until the distribution date and will expire at 5:00 P.M. (Pacific time) on the ten-year anniversary of the date the rights agreement is approved by our pricing committee, unless such date is extended or our board of directors redeems or exchanges them before that time.

At any time before a person or group becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right and on such terms and conditions as our board of directors may establish. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

The terms of the rights may be amended by a resolution of our board of directors without the consent of the holders of the rights, except that after a person or group becomes an acquiring person, no such amendment may adversely affect the interests of the holders of the rights (other than void rights of an acquiring person). After the period for redemption of the rights has expired, our board of directors may not amend the rights agreement to extend the period for redemption of the rights.

The purchase price payable, and the number of shares of Series A junior participating preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A junior participating preferred stock, (ii) if holders of the Series A junior participating preferred stock are granted certain rights, options or warrants to subscribe for Series A junior participating preferred stock or convertible securities at less than the current market price of the Series A junior participating preferred stock, or (iii) upon the distribution to holders of the Series A junior participating preferred stock of evidence of indebtedness or assets (other than regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price.

This description is not complete and is qualified in its entirety by reference to the rights agreement, a copy of which has been filed as an exhibit to the registration statement of which the Preliminary Prospectus forms a part.

We revised “Legal Matters” to include information with respect to our legal counsel’s potential participation in our directed share program.

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Costa Mesa, California. Certain attorneys of Paul, Hastings, Janofsky & Walker LLP may purchase in the aggregate up to 6,500 shares of our common stock in this offering through the directed share program, which is more fully discussed under the caption “Underwriting” in the Preliminary Prospectus. Certain employees of Latham & Watkins LLP own shares of our common stock.

WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR OR THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, A WRITTEN PRELIMINARY PROSPECTUS RELATED TO THE OFFERING MAY BE OBTAINED FROM PIPER JAFFRAY & CO., 800 NICOLLET MALL, MAIL STOP: J12S03, MINNEAPOLIS, MINNESOTA 55402, TOLL-FREE AT (877) 371-5212 OR BY FAX AT (612) 303-1070, FROM DEUTSCHE BANK SECURITIES, INC., 100 PLAZA ONE, JERSEY CITY, NEW JERSEY 07311, ATTENTION: PROSPECTUS DEPARTMENT, TOLL-FREE AT (800) 503-4611, AND FROM CITIGROUP CAPITAL MARKETS INC., CITIGROUP GLOBAL MARKETS INC., PROSPECTUS DEPARTMENT, BROOKLYN ARMY TERMINAL, 140 58TH STREET, 8TH FLOOR, BROOKLYN, NEW YORK, 11220, (718) 765-6732, FAX (718) 765-6734 OR TOLL FREE AT (877) 858-5407.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.